UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

 Tel Aviv, 61202 Israel

 (972-3) 684-4400

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Immediate Report Regarding the Completion of Senior Notes Offering and Concurrent Tender Offer

Item 1

Immediate Report Regarding the Completion of Senior Notes Offering and Concurrent Tender Offer

Notes Offering

Further to the immediate reports dated May 14, 2018 and May 23, 2018 (reference numbers: 2018-02-047809 and 2018-02-050839, respectively), ICL hereby wishes to report that on the date hereof it completed the private offering of $600 million aggregate principal amount of senior unsecured notes (series F) due May 31, 2038 (the “repayment date”) (ISIN: IL0028103310) (the “notes”) to institutional investors pursuant to Rule 144A and Regulation S of the U.S. Securities Act of 1933, as amended.

The notes carry a coupon of 6.375% to be paid in semiannual installments on May 31 and November 30 of each year, beginning November 30, 2018, until the repayment date. The interest entitlement dates have been set according to the instructions of the Tel Aviv Stock Exchange Ltd., and shall occur on May 19 and November 18 of each year. The notes were issued at a price of 100.000% to yield 6.375%, for the total consideration of $600 million. As a result of the offer and sale of the notes, ICL will recognize an expense during this quarter of approximately $11 million, an amount equal to the difference between the consideration paid for such notes and their book value as reflected in ICL’s financial statements.

The notes are unsecured and issued as a single series. The terms of the notes require ICL to comply with certain covenants, including a limitation on liens, certain restrictions on sale and lease-back transactions, and standard restrictions on merger and/or transfer of assets. ICL is also required to offer to repurchase the notes upon the occurrence of a “change of control” event, as defined in the indenture for the notes. The terms of the notes also include customary events of default, including a cross-acceleration to other material indebtedness.

ICL is entitled to optionally redeem the outstanding notes at any time prior to the repayment date, under certain agreed terms, and subject to payment, in certain events, of an agreed redemption premium.

The notes have been rated BBB- (stable) by S&P Global Inc. and Fitch Ratings Inc. The notes have been approved for listing on TACT Institutional, the Institutional Investors’ trading system operated by the Tel Aviv Stock Exchange Ltd., and will commence trading on June 3, 2018.

Tender Offer

In addition, on May 29, 2018, ICL settled the previously announced cash tender offer for any and all of its $800 million aggregate principal outstanding 4.500% Senior Notes due 2024 (ISIN: IL0028102734) (the “2024 notes”), pursuant to which existing holders of the 2024 notes tendered a total of approximately $600 million of 2024 notes. Following completion of the tender offer, approximately $200 million aggregate principal amount of 2024 notes remain outstanding and traded on the TACT Institutional.

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About ICL

ICL is a leading global specialty minerals and specialty chemicals company that operates 3 mineral chains in a unique, integrated business model. ICL extracts raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in the various agriculture and industrial markets. ICL’s operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment. The Essential Minerals Segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The Specialty Solutions Segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. Following a recent management decision regarding the company’s structure, in 2017 the Specialty Fertilizers business was shifted to the Essential Minerals segment.

ICL’s legal name is Israel Chemicals Ltd. and its commercial name is ICL. ICL is a public company and operates today as a limited liability company under the laws of Israel. ICL’s registered headquarters is located at Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202, Israel. The telephone number at ICL’s registered office is +972 3 684 4400.

Forward-Looking Statements

This press release contains forward-looking statements as to ICL's expectations concerning the offering, but actual results could vary based on conditions in the capital markets and other factors described under “Risk Factors” in ICL's Annual Report on Form 20-F for the year ended December 31, 2017 and under “Summary—Recent Developments” in the offering memorandum for the notes. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in ICL's business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 31, 2018